Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Apollo Endosurgery, Inc.:

We consent to the use of our report dated March 26, 2020 with respect to the consolidated balance sheets of Apollo Endosurgery, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes, incorporated by reference herein.

Our audit report dated March 26, 2020 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, cash flow deficits and debt covenant violations and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Austin, Texas
April 30, 2020